Via Facsimile and U.S. Mail
Mail Stop 6010

March 24, 2009

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Form 10-Q for the Fiscal Quarter Ended September 30, 2008
      File Number: 001-11356

Dear Mr. Quint:

        In our recent telephonic discussion on March 18, 2009, we expressed our preliminary views regarding the appropriateness of recording a derivative asset in the current situation in which the contract termination provisions have been triggered. As you requested, we reiterate our rationale below.

        Our understanding is that you have recorded derivative assets relating to Corporate CDO contracts with provisions that permit the customer to terminate the contract upon a credit downgrade, for which the termination right has been triggered. We believe that the value of a credit derivative contract should be based on the fair value of the derivative's contractual rights and obligations. We believe that one way of considering the current situation is that triggering of the termination provisions has changed each contract into a period-by-period contract under which you no longer have any long-term contractual right to receive the premiums. Instead each period, the customer chooses in essence to renew the derivative contract for another short-term period. In our view a rational economic actor in this circumstance would choose obtain the insurance from an insurer with a similar credit risk to Radian, where for a lower price, it could achieve the same coverage. We understand that you believe that the customer at this point does not have that option because no other insurer is currently writing this business, but if the purchaser did have a choice, we believe they would either change insurers in this circumstance or renegotiate with the company. You have noted that to date, substantially all of your Corporate CDO customers have elected not to terminate the contracts. However, any value attributable to the behavior of your customers in these circumstances appears to be indicative of a customer relationship intangible or other factor rather than long-term cash flows under the derivative contract. We believe there would be no basis to recognize such an internally developed intangible asset. SAB 109 includes guidance that is applicable by analogy in this situation. SAB 109 states that in determining the value of a derivative loan commitment, the staff does not believe that internally developed intangible assets (such as customer relationship intangible assets) should be recorded as part of the fair value of a derivative loan commitment. Such nonfinancial elements of value should not be considered a component of the related derivative instrument.

Another way of looking at this situation, which we believe would result in a similar answer, relates to how your model determines the fair premium. You have indicated that customers may have elected not to terminate because they essentially have nowhere else to go based on the current inactive market. However, under SFAS 157, an active market is assumed in determining the fair value of the contract. Since the customers can terminate the agreement, they could choose to obtain coverage from another company where, based on your own estimate of the fair premium, they would be able to achieve the same coverage at a lower price. Alternatively, they could elect to renegotiate the premium with you. It appears that your current valuation model assumes an active market for your determination of the contract's exit value but an inactive market for your customers' determination to terminate the contract, which appears inconsistent. It appears there should be a discontinuity or nonlinearity in your valuation model that occurs because of the situation in the market faced by the customer. That is, if there is nowhere else for the customer to go, it would appear that the contractual price that is being charged under the contract is in fact the fair premium, because customers are willing to pay it. This view would also suggest that there is no derivative asset as the contractual premium charged equals the fair premium, when considerations of supply and demand are factored into the valuation.

1. Please tell us whether you agree or disagree with the views expressed above. If you disagree, please explain why and provide any additional information that you believe is relevant.

2. As discussed in our conference call on February 27, 2009, please tell us the amounts of derivative assets where termination rights had been triggered that were recorded at each balance date.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

C. Robert Quint
Radian Group Inc.
March 24, 2009
Page 3

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant